Exhibit 99.2

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

		Three months ended September 30,		Nine months ended September 30,
Amounts in thousands of US Dollars	Note	2021	2020	2021	2020
Revenue	4	$19,974	$10,997	$51,290	$26,879
Cost of goods sold		(7,565)	(3,179)	(18,384)	(9,019)
Gross profit		12,409	7,818	32,906	17,860
Selling expenses		(9,035)	(2,777)	(21,718)	(8,446)
Administrative expenses		(11,086)	(4,374)	(35,669)	(12,209)
Research and development expenses		(4,210)	(1,330)	(13,419)	(7,423)
Other operating income / (loss)		276	(94)	1,039	(109)
Operating loss		(11,646)	(757)	(36,861)	(10,327)
Interest expense		(57)	(1,186)	(2,010)	(5,444)
Foreign exchange gain / (loss)		4,853	2,042	(648)	868
Other financial income / (expense)		18	(147)	(1,738)	(578)
Loss before tax		(6,832)	(48)	(41,257)	(15,481)
Income tax benefit / (expense)	5	1,361	(57)	10,890	2,211
Net loss for the period (Attributable to shareholders of the Parent)		$(5,471)	$(105)	$(30,367)	$(13,270)
Basic and diluted loss per share	10	$(0.05)	$(0.20)	$(0.37)	$(1.28)

Other comprehensive (loss) / income:
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		(16,703)	10,326	(24,089)	10,226
Other comprehensive (loss) / income for the period, net of tax		(16,703)	10,326	(24,089)	10,226
Total comprehensive (loss) / income for the period, net of tax		$(22,174)	$10,221	$(54,456)	$(3,044)
Total comprehensive (loss) / income for the period (Attributable to shareholder of the Parent)		$(22,174)	$10,221	$(54,456)	$(3,044)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

Amounts in thousands of US Dollars	Note	As of September 30, 2021 (Unaudited)	As of December 31, 2020
ASSETS
Non-current assets
Intangible assets		$319,948	$347,387
Property, plant and equipment		8,564	5,774
Right-of-use asset		8,692	4,684
Deferred tax assets	5	11,730	37
Other long-term receivables		429	133
Total non-current assets		349,363	358,015
Current assets
Inventories		25,976	20,826
Trade receivables		22,394	33,482
Other receivables		4,280	2,856
Prepaid expenses and accrued income		10,420	1,491
Cash at bank and in hand		140,156	8,655
Total current assets		203,226	67,310
TOTAL ASSETS		$552,589	$425,325
EQUITY
Share capital	6	30,964	27,224
Other contributed capital	6	503,953	257,774
Reserves		15,271	39,360
Accumulated losses		(55,025)	(24,658)
Total equity attributable to shareholders of the Parent		$495,163	$299,700
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	6, 7	5,144	63,965
Deferred tax liabilities	5	28,060	33,193
Total non-current liabilities		33,204	97,158
Current liabilities
Interest-bearing loans and borrowings	6, 7	3,010	2,146
Accounts payable		5,216	6,658
Current tax liabilities		198	506
Other current liabilities		15,798	19,157
Total current liabilities		24,222	28,467
Total liabilities		$57,426	$125,625
TOTAL EQUITY AND LIABILITIES		$552,589	$425,325

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE NINE
MONTHS ENDED SEPTEMBER 30, 2021 AND SEPTEMBER 30, 2020 (UNAUDITED)

Amounts in thousands of U.S. Dollars	Notes	Share capital	Other contributed capital	Reserves	Accumulated loss	Total equity
As of December 31, 2020		$27,224	$257,774	$39,360	$(24,658)	$299,700
Net loss for the period		-	-	-	(30,367)	(30,367)
Other comprehensive loss for the period		-	-	(24,089)		(24,089)
Total comprehensive loss for the period		-	-	(24,089)	(30,367)	(54,456)
Share-based compensation	6		636			636
New share issue, net	6	3,740	245,543			249,283
As of September 30, 2021		$30,964	$503,953	$15,271	$(55,025)	$495,163

Amounts in thousands of U.S. Dollars	Notes	Share capital	Other contributed capital	Reserves	Accumulated loss	Total equity
As of December 31, 2019		$22,124	$199,121	$2,599	$(17,878)	$205,966
Net loss for the period		-	-	-	(13,270)	(13,270)
Other comprehensive income for the period		-	-	10,226	-	10,226
Total comprehensive income / (loss) for the period		-	-	10,226	(13,270)	(3,044)
New share issue, net	6	4,770	53,458	-	-	58,228
As of September 30, 2020		$26,894	$252,579	$12,825	$(31,148)	$261,150

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

		Nine months ended September 30,
Amounts in thousands of US Dollars	Note	2021	2020
Operating activities
Loss before tax		$(41,257)	$(15,481)
Adjustments reconciling loss before tax to operating cash flows:
Depreciation and amortization		11,176	9,056
Net finance expense		4,396	5,154
Loss on sale of assets		36	-
Share based payment expense	6	636	-
Changes in working capital:
(Increase) in inventories		(6,723)	(3,375)
Decrease in accounts receivable		9,194	7,579
(Increase) in other current receivables		(8,804)	(19)
(Decrease) / Increase in trade payables		(1,041)	1,010
(Decrease) / Increase in other current liabilities		(1,821)	7,692
Interest paid		(2,192)	(3,777)
Tax paid		(2,618)	(4,577)
Cash flow used in operating activities		$(39,018)	$3,262
Investing activities
Purchase of intangible assets		(4,338)	(6,234)
Purchase of property, plant and equipment		(4,784)	(2,771)
Proceeds from sale of property, plant and equipment		145	-
Acquisition of subsidiaries, net of cash acquired		-	(4,593)
Decrease / (Increase) in other non-current financial assets		(301)	23
Cash flow used in investing activities		$(9,278)	$(13,575)
Financing activities
Proceeds from issue of share capital	6	264,706	13,631
Share issue costs	6	(19,484)	-
Proceeds from interest-bearing loans and borrowings		2,311	8,000
Repayment of interest-bearing loans and borrowings	7	(65,627)	-
Payment of principal portion of lease liability		(1,952)	(1,006)
Cash flow from financing activities		$179,954	$20,625
Net cash flow during the period		131,658	10,312
Cash at bank and in hand at the beginning of the period		8,655	6,162
Net foreign exchange difference		(157)	211
Cash at bank and in hand at the end of the period		$140,156	$16,685

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	General information

On January 27, 2021, Knilo HoldCo AB was registered as a Swedish public limited company and renamed as Olink Holding AB (publ) (the “Company”). The Company has ten wholly owned subsidiaries. The Company and its subsidiaries develop, produce, market and sell biotechnological products and services along with thereof related activities. The Company is headquartered at Uppsala Science Park, Dag Hammarskjölds väg 54A, SE-752 37 UPPSALA, Sweden.

On March 29, 2021, the Company completed its initial public offering (the “Offering”) in the United States – see Note 6. The Company’s American Depositary Shares (“ADSs”) were approved for listing on The Nasdaq Global Market (“Nasdaq”) under the trading ticker symbol “OLK”. Trading on Nasdaq commenced at market open on March 25, 2021. The ultimate parent of the Company is Summa Equity Holding AB, Stockholm, Sweden. During the third quarter of 2021, the Company also completed a secondary offering of common shares owned by Knilo InvestCo AB and other selling shareholders. Refer to Note 6 for further details.

The Company’s interim condensed consolidated financial statements were authorized for issue by the Board of Directors on November 9, 2021.

2.	Basis of preparation and summary of significant accounting policies

2.1. Basis of preparation

The interim condensed consolidated financial statements for the three and nine months ended September 30, 2021 and 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Company has prepared the financial statements on the basis that it will continue to operate as a going concern. The Board of Directors considers that there are no material uncertainties that may cast doubt over this assumption and that the Company has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2020.

2.2. New standards, interpretations and amendments

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2020, except for the adoption of new standards effective as of January 1, 2021. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments apply for the first time in 2021. Specifically with respect to Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). None of these amendments have an impact on the interim condensed consolidated financial statements of the Company.

3.	Significant accounting estimates and judgments

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2020.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The COVID-19 pandemic adversely affected various elements of the Company’s business in 2020 and the first nine months of 2021. COVID-19 primarily disrupted the customer end of the supply chain, with the Company’s customers’ labs operating at reduced capacity for extended portions of 2020. COVID-19 adversely impacted the Company’s growth rate for 2020, in particular as customers had issues accessing their labs. While the Company is still experiencing the adverse effects of the pandemic on its business and its customers, these effects have diminished during the first nine months of 2021, however during the third quarter of 2021, the Company observed adverse revenue effects stemming from supply chain related friction stemming from COVID-19. The Company continues to monitor the development of the Delta-variant and other emerging variants and to what extent this could have a material adverse impact on the Company’s business. The Company continues to assess its business performance and growth against its business plan for changes in expected future cash flows which could impact recoverability of assets such as deferred tax assets and intangible assets on a monthly basis. Further, the Company continually monitors customer collection trends that may impact the expected credit losses model for trade receivables. At September 30, 2021, the Company concluded there is no evidence of material changes to recoverability risk of business assets, including deferred tax assets and trade receivables.

4.	Segment and revenue information

4.1. Description of segments and principal activities

Operating segments are reported based on the financial information provided to the Chief Executive Officer (“CEO”). The CEO is identified as the Chief Operating Decision Maker (“CODM”) of the Company. The CODM monitors the operating results of its operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on revenue growth with less emphasis on profit or loss due to the early stage development of the Company. Profit or loss is measured consistently with net profit or net loss in the Interim Condensed Consolidated Financial Statements. The CODM monitors the operating segments based on revenue growth and gross profit and reports its results under two segments: Kit and Service. All other operating segments have been aggregated and are included within the Corporate / Unallocated heading.

The Company’s research and development activities, sales & administrative activities, financing (including finance costs, finance income and other income) and income taxes are managed on a corporate basis and are not allocated to operating segments. Such expenditure is included in corporate/ unallocated.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4.2. Revenue and Gross Profit

The following tables presents the Company’s key financial information by segment:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Kit
Revenue from external customers	3,668	3,211	11,534	$6,439
Total segment revenue	3,668	3,211	11,534	6,439
Cost of goods sold	(456)	(627)	(1,673)	(1,705)
Gross profit	3,212	2,584	9,861	$4,734
Service
Revenue from external customers	15,123	6,001	36,528	$17,120
Total segment revenue	15,123	6,001	36,528	17,120
Cost of goods sold	(6,806)	(1,703)	(15,473)	(5,889)
Gross profit	8,317	$4,298	21,055	$11,231
Total segments
Revenue from external customers	18,791	9,212	48,062	$23,559
Total segment revenue	18,791	9,212	48,062	23,559
Cost of goods sold	(7,262)	(2,330)	(17,146)	(7,594)
Gross profit	11,529	$6,882	30,916	$15,965
Corporate / Unallocated
Revenue from external customers	1,183	1,785	3,228	$3,320
Total segment revenue	1,183	1,785	3,228	3,320
Cost of goods sold	(303)	(849)	(1,238)	(1,425)
Gross profit	880	$936	1,990	$1,895
Consolidated
Revenue from external customers	19,974	10,997	51,290	$26,879
Total segment revenue	19,974	10,997	51,290	26,879
Cost of goods sold	(7,565)	(3,179)	(18,384)	(9,019)
Gross profit	12,409	$7,818	32,906	$17,860

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Reconciliation of gross profit

Operating expenses, interest expenses, foreign exchange gain / loss, and other financial income/expense are not allocated to individual segments as these are managed on an overall group basis. The reconciliation between reportable segment gross profit to the Company’s net loss for the period is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Segment gross profit	$12,409	$7,818	$32,906	$17,860
Selling expenses	(9,035)	(2,777)	(21,718)	(8,446)
Administrative expenses	(11,086)	(4,374)	(35,669)	(12,209)
Research and development expenses	(4,210)	(1,330)	(13,419)	(7,423)
Other operating loss	276	(94)	1,039	(109)
Operating loss	(11,646)	(757)	(36,861)	(10,327)
Interest expense	(57)	(1,186)	(2,010)	(5,444)
Foreign exchange gain / (loss)	4,853	2,042	(648)	868
Other financial income / (expense)	18	(147)	(1,738)	(578)
Loss before tax	(6,832)	(48)	(41,257)	(15,481)
Income tax	1,361	(57)	10,890	2,211
Net loss for the period (Attributable to shareholders of the Parent)	$(5,471)	$(105)	$(30,367)	$(13,270)

4.3. Disaggregation of revenue from contracts with customers

The Company derives revenue primarily from the sales of own-produced finished goods and services in the following geographical regions:

For the three months ended September 30, 2021	Kit	Service	Corporate / Unallocated	Total
Sweden	$638	$970	$675	$2,283
Americas	1,593	5,098	183	6,874
EMEA (excluding Sweden)	729	8,576	215	9,520
China	606	-	66	672
Japan	99	473	44	616
Rest of world	3	6	-	9
	$3,668	$15,123	$1,183	$19,974

For the three months ended September 30, 2020	Kit	Service	Corporate / Unallocated	Total
Sweden	$364	$245	$674	$1,283
Americas	1,555	3,428	863	5,846
EMEA (excluding Sweden)	627	2,259	205	3,091
China	41	-	19	60
Japan	31	23	2	56
Rest of world	593	46	22	661
	$3,211	$6,001	$1,785	$10,997

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2021	Kit	Service	Corporate / Unallocated	Total
Sweden	$1,314	$1,954	$2,103	$5,371
Americas	4,852	16,684	446	21,982
EMEA (excluding Sweden)	4,040	16,133	475	20,648
China	1,131	-	125	1,256
Japan	148	1,426	66	1,640
Rest of world	49	331	13	393
	$11,534	$36,528	$3,228	$51,290

For the nine months ended September 30, 2020	Kit	Service	Corporate / Unallocated	Total
Sweden	$1,186	$1,385	$1,307	$3,878
Americas	2,685	9,370	1,336	13,391
EMEA (excluding Sweden)	1,657	4,811	553	7,021
China	194	-	42	236
Japan	85	1,132	43	1,260
Rest of world	632	422	39	1,093
	$6,439	$17,120	$3,320	$26,879

4.4. Seasonality of operations

The Company experiences seasonality in revenue due to customers’ annual budget cycle. The seasonality results from several factors, including the procurement and budgeting cycles of government or grant-funded customers, whose cycles often coincide with government fiscal year ends. Similarly, biopharmaceutical customers typically have fiscal years that that correspond with the calendar year which also result in a disproportionate amount of purchasing activity occurring during the fourth quarter. The seasonality impacts both segments; therefore, higher revenues and operating profits are usually expected in the second half of the year, particularly in the fourth quarter, rather than in the first nine months. This information is provided to allow for a better understanding of the results; however, management has concluded that this is not ‘highly seasonal’ in accordance with IAS 34.

5.	Income tax

The effective tax rates for the three months ended September 30, 2021 and 2020 were 20% and (119%), respectively. The effective tax rates for the nine months ended September 30, 2021 and 2020 were 26% and 14%, respectively. The primary driver of the variances in the effective tax rate in the three and nine months ended September 30, 2021 and 2020 is the assessment of deferred tax assets relating to interest. The Company operates in multiple jurisdictions globally with significant operations outside Sweden. Accordingly, the consolidated income tax rate is a composite rate reflecting earnings and the applicable tax rates in the jurisdictions where the Company operates.

For the three and nine months ended September 30, 2021, the income tax benefit of $1.4 million and $10.9 million, respectively, was due primarily to the statutory benefit on current year losses of $0.9 million and $5.4 million, along with the recognition of deferred taxes relating to interest expense recorded in the second quarter of 2021 in the amount of $3.7 million, along with the impact of amortization of purchase accounting intangibles resulting from the transaction in which Knilo HoldCo AB acquired Olink Proteomics Holding AB through its wholly owned subsidiary Knilo BidCo AB (the “Olink Acquisition”). For the three and nine months ended September 30, 2020, the income tax expense of $0.1 million and income tax benefit of $2.2 million, respectively, was due primarily to the statutory tax benefit on current year losses, along with the deferred tax impact of the amortization of intangibles from the Olink Acquisition.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Deferred tax assets of $11.7 million and $0.0 million have been recorded in the condensed consolidated financial statements as of September 30, 2021 and December 31, 2020, respectively. The Company’s deferred tax assets as of September 30, 2021 are primarily comprised of initial public offering costs recorded through equity of $3.9 million, interest expense deductions of $3.6 million, and accumulated net operating losses of $4.1 million. In evaluating the probability of realizing the deferred tax assets, the Company considered all available positive and negative evidence of future taxable income, including past operating results and forecasted market growth and earnings. As of September 30, 2021 and December 31, 2020, deferred tax assets of $0.2 million and $3.3 million have not been recognized.

Deferred tax liabilities of $28.1 million and $33.2 million have been recorded in the condensed consolidated financial statements as of September 30, 2021 and December 31, 2020, respectively. The Company’s deferred tax liabilities as of September 30, 2021 are primarily comprised of purchase accounting fair value step up associated with the Olink Acquisition in 2019.

6.	Share capital

(a)	Reorganization of share structure

On March 16, 2021, the Company’s shareholders approved the adoption of new articles of association which provided for the reorganization of existing common and preferred shares into one single share class. Pursuant to the new articles of association, each class of shares have been reorganized into one class of common shares as follows:

▪	The common shares series A have been re-designated as 56,221,500 common shares;

▪	The common shares series B have been re-designated as 250,000 common shares;

▪	The preferred share series A have been re-designated as one common share; and

▪	The preferred shares series B1 have been re-designated as 200,755,561 common shares.

Furthermore, on March 16, 2021, the Company’s shareholders resolved to conduct a reverse share split where the total number of outstanding common shares (257,227,062) was consolidated into 105,771,768 common shares.

(b)	Initial public offering

On March 29, 2021, the Company completed an initial public offering of 13,235,294 ADSs, representing 13,235,294 common shares, at an initial public offering price of $20.00 per share. The net proceeds from the initial public offering were $249.3 million, after deducting the underwriting discounts, net of deferred taxes, and other initial public offering costs associated with the filing. The net proceeds of the initial public offering per the condensed consolidated statement of cash flows of $245.2 million do not reflect the non-cash movement related to the tax-deductible portion of the underwriter fees.

Following the initial public offering on March 29, 2021 the Company has 119,007,062 common shares outstanding.

Part of the net proceeds, together with existing cash at bank, were used to repay current outstanding credit facilities – see Note 7.

(c)	Secondary public offering

On July 19, 2021, the Company completed a secondary offering of 7,500,000 ADSs, representing 7,500,000 common shares, sold by Knilo InvestCo AB and other selling shareholders, at a public offering price of $31.00 per share. Knilo InvestCo AB is owned by several funds controlled by Summa Equity Holding AB, and continues to be our controlling shareholder following this offering. The net proceeds of this offering were received directly by the selling shareholders upon closing.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(d)	Incentive award plan

On March 16, 2021 at the Annual General Meeting, our shareholders approved and made effective our 2021 Incentive Award Plan (“2021 Plan”). The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards and cash-based performance bonus awards. Under the 2021 Plan, 1,085,900 shares are initially available for issuance pursuant to a variety of stock-based compensation awards, including stock options, restricted stock unit awards and performance based restricted stock unit awards; provided, however, that no more than 1,085,900 shares may be issued upon the exercise of incentive stock options. The shares will be issued when the program vests over the four-year plan period.

In connection with the closing of the initial public offering, the Company granted options to purchase an aggregate of 620,675 common shares out of the 2021 Plan, of which 442,789 options were granted to certain of our executive officers and directors, in each case with an exercise price equal to 125% of the initial public offering price of $20.00. Such options shall vest over four years, subject to the terms and conditions of the 2021 Plan. The material terms of the 2021 Plan have been summarized within the final prospectus relating to the initial public offering, dated March 24, 2021. The expense associated with these stock options amounted to $0.3 and $0.6 million for the three and nine months ended September 30, 2021. These are recorded within selling and administrative expenses within the income statement.

A summary of stock option activity under the Company's 2021 Plan relating to awards to certain officers and directors as of September 30, 2021, and changes during the nine months ended September 30, 2021, are as follows:

	Outstanding Stock Options	Weighted Average Exercise Price
Granted	442,789	25.00
Vested	-	-
Forfeited	-	-
Balance as of September 30, 2021	442,789	25.00

During the third quarter, 465,225 restricted stock units (“RSUs”) that had been approved at the Annual General Meeting on March 16, 2021 were awarded to employees currently employed by Olink under the 2021 Plan. Of this, 344,271 were granted during the three and nine months ended September 30, 2021. The RSUs will vest during a four-year period; new shares will be issued when the RSUs vest. The expense associated with these RSUs amounted to $0.1 million for the three and nine months ended September 30, 2021. These are recorded within selling and administrative expenses within the income statement.

The following is a summary of the RSU activity and related information as of September 30, 2021, and changes during the nine months ended September 30, 2021:

	Outstanding Restricted Stock Units	Weighted Average Grant Date Fair Value
Granted	344,271	23.75
Vested	-	-
Forfeited	-	-
Balance as of September 30, 2021	344,271	-

7.	Repayment of loan facility

On March 30, 2021, the Company repaid $65.6 million of outstanding loan facilities plus accrued interest of $1.9 million using the net proceeds from the initial public offering. Any pledged assets or contingent liabilities in connection with the loan facilities were ceased at the time of the repayment. The Company does not have outstanding loan balances, pledged assets, or contingent liabilities at September 30, 2021.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8.	Fair values

As of September 30, 2021 and December 31, 2020, respectively, the fair values of cash at bank, accounts receivables, other receivables, accounts payable, and advance payments from customers approximate their carrying amounts largely due to the short-term maturities of these instruments.

As noted in the Company’s consolidated financial statements as of December 31, 2020, the carrying value of fixed rate loan facilities approximated fair value.

9.	Related-party transactions

The Company entered into the following related party transaction in the period:

Management Service Agreements

On March 25, 2021, the Company terminated the Summa management service agreement and concurrently paid the success fee of approximately $2.25 million in connection with the initial public offering.

10.	Earnings per share

Earnings per share for the Company is calculated by taking the net loss for the period divided by the weighted average of outstanding common shares during the period.

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Net loss for the period	$(5,471)	$(105)	$(30,367)	$(13,270)
Less accumulated preferred dividend yield	-	(4,391)	(4,301)	(13,333)
Total	(5,471)	(4,496)	(34,668)	(26,603)
Weighted average number of shares (thousands)	119,007	22,900	92,607	20,865
Basic and diluted loss per share	$(0.05)	$(0.20)	$(0.37)	$(1.28)

As of September 30, 2021, 1,085,900 common shares will be available for future issuance under our 2021 Plan (Note 6), of which stock options and RSUs to purchase 787,060 common shares have been granted during the period. These can potentially dilute earnings per share in the future but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented. Further, as of September 30, 2020, the Company did not hold any potential dilutive shares nor any antidilutive shares; therefore, there are no differences between the basic and diluted earnings (loss) per share for both periods presented.

The weighted average number of shares reflects the impact of the Company’s reverse share split as discussed in Note 6. The accumulated preferred dividend yield established under the Company’s Management Shareholder Agreement ceased, in accordance with this agreement, without any requirement for such accumulated preferred dividend yield to be paid out as a result of the share reorganization that took place on March 16, 2021 in anticipation of the initial public offering. The $4.3 million for September 30, 2021 represents the preferred dividend yield calculated through the March 16, 2021 share reorganization as discussed in Note 6. There is no annual cash dividend declared or payable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Results of Operations

	Three months ended September 30,		Nine months ended September 30,
Amounts in thousands of US Dollars	2021	2020	2021	2020
Revenue	$19,974	$10,997	$51,290	$26,879
Cost of goods sold	(7,565)	(3,179)	(18,384)	(9,019)
Gross profit	12,409	7,818	32,906	17,860
Selling expenses	(9,035)	(2,777)	(21,718)	(8,446)
Administrative expenses	(11,086)	(4,374)	(35,669)	(12,209)
Research and development expenses	(4,210)	(1,330)	(13,419)	(7,423)
Other operating income / (loss)	276	(94)	1,039	(109)
Operating loss	(11,646)	(757)	(36,861)	(10,327)
Interest expense	(57)	(1,186)	(2,010)	(5,444)
Foreign exchange gain / (loss)	4,853	2,042	(648)	868
Other financial income / (expense)	18	(147)	(1,738)	(578)
Loss before tax	(6,832)	(48)	(41,257)	(15,481)
Income tax benefit / (expense)	1,361	(57)	10,890	2,211
Net loss for the period (Attributable to shareholders of the Parent)	$(5,471)	$(105)	$(30,367)	$(13,270)
Basic and diluted loss per share	$(0.05)	$(0.20)	$(0.37)	$(1.28)

Other comprehensive (loss) / income:
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations	(16,703)	10,326	(24,089)	10,226
Other comprehensive (loss) / income for the period, net of tax	(16,703)	10,326	(24,089)	10,226
Total comprehensive (loss) / income for the period, net of tax	$(22,174)	$10,221	$(54,456)	$(3,044)
Total comprehensive (loss) / income for the period (Attributable to shareholder of the Parent)	$(22,174)	$10,221	$(54,456)	$(3,044)

Revenue

Revenue for the three months ended September 30, 2021 was $20.0 million compared to $11.0 million for the three months ended September 30, 2020. The increase of $9.0 million, or 82%, was driven primarily by the Company’s Explore platform covering both analysis services and kits, with the Service segment growing 152%. The Kit segment grew 14% period over period on a reported basis. The Company launched its Explore Kit offering externally late in the first quarter of 2021. The Explore platform accounted for 63% of revenues for the three months ended September 30, 2021.

Revenue for the nine months ended September 30, 2021 was $51.3 million compared to $26.9 million for the nine months ended September 30, 2020. The increase of $24.4 million, or 91%, was driven primarily by Explore analysis services, with the Service segment growing 113%. The Kit segment grew 79% period over period on a reported basis. The Kit segment growth represents two quarters of Explore Kit offering as this was launched externally late in the first quarter of 2021. The Explore platform accounted for 57% of revenue for the nine months ended September 30, 2021.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Gross Profit/Gross Profit Percentage

Gross profit for the three months ended September 30, 2021 was $12.4 million compared to $7.8 million for the three months ended September 30, 2020. The increase of $4.6 million, or 59%, was due to period over period revenue growth partially offset by a decrease in gross profit percentage from 71% to 62%.

The decrease in gross profit percentage of 9% was due to reduced operational efficiency associated with the new product offerings and the Company’s continued investments into the internal lab capacity in both Uppsala and Boston.

Gross profit for the nine months ended September 30, 2021 was $32.9 million compared to $17.9 million for nine months ended September 30, 2020. The increase of $15 million, or 84%, was due to period over period revenue growth partially offset by a decrease in gross profit percentage from 66% to 64%.

The decrease in gross profit percentage of 2% was due to investments into the internal lab capacity in both Uppsala and Boston, however mitigated by lower inventory variances.

Operating Expenses

Total operating expenses for the three months ended September 30, 2021 were $24.1 million compared to $8.6 million for the three months ended September 30, 2020. The increase of $15.5 million, or 181%, was largely due to increased costs associated with being a public company, included within administrative expenses, which increased by $6.7 million, along with increases of $6.3 million and $2.9 million in selling expenses and research and development expenses, respectively. The Company continues to invest and build out its global commercial team and invest in its research and development team and library of assays. These increases in expense were partially offset by an increase of $0.4 million of other operating income during the period.

Total operating expenses for the nine months ended September 30, 2021 were $69.8 million compared to $28.2 million for the nine months ended September 30, 2020. The increase of $41.6 million, or 148%, was due to costs associated with the initial and secondary public offerings and costs in relation to being a public company, included within administrative expenses, which increased by $23.5 million, along with increases of $13.3 million and $6.0 million in selling expenses and research and development expenses, respectively. The Company continues to invest and build out its global commercial team and invest in its research and development team and library of assays. These increases in expense were partially offset by an increase of $1.1 million of other operating income during the period.

Segment Information

Kit Revenues

Kit revenues represented 18% of the Company’s revenues for the three months ended September 30, 2021 compared to 29% for the three months ended September 30, 2020 and grew 14% period over period primarily as a result of the continued growth in customer demand of the Company’s Explore Kits since the March 2021 launch. The 11% decrease in Kits revenue as a percentage of the Company’s total revenues is due to the significant growth in its Service revenues during the same time period, as the Explore Kit offering was launched months after the Explore Service offering.

The Company generated an adjusted gross profit percentage of 91% on Kit revenues for the three months ended September 30, 2021 compared to 83% for the three months ended September 30, 2020.

Kit revenues represented 22% of the Company’s revenues for the nine months ended September 30, 2021 compared to 24% for the nine months ended September 30, 2020 and grew 79% period over period primarily as a result of the continued growth in customer demand of the Company’s Explore Kits since the March 2021 launch. The 2% decrease in Kits revenue as a percentage of the Company’s total revenues is due to the significant growth in its Service revenues during the same time period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The Company generated an adjusted gross profit percentage of 88% on Kit revenues for the nine months ended September 30, 2021 compared to 77% for the nine months ended September 30, 2020. The increase in adjusted gross profit percentage is primarily related to the scrapping of materials and inventory adjustments that were incurred during the first quarter of 2020.

Adjusted gross profit percentage is a measure not calculated in accordance with IFRS. For more information regarding the Company’s use of these measures and reconciliations to the most directly comparable financial measures calculated in accordance with IFRS, see the section titled “Non-IFRS Reconciliations.”

Service Revenues

Service revenues represented 76% of the Company’s revenues for the three months ended September 30, 2021 compared to 55% for the three months ended September 30, 2020 and grew 152% period over period primarily as a result of a strong momentum in demand for the Explore Service offering that was launched in June 2020.

The Company generated an adjusted gross profit percentage of 59% on Service revenues for the three months ended September 30, 2021 compared to 75% for the three months ended September 30, 2020. The decrease in adjusted gross profit percentage is primarily related to reduced operational efficiency associated with the new product offerings and an increase in personnel costs as the Company has increased its lab capacity.

Service revenues represented 71% of the Company’s revenues for the nine months ended September 30, 2021 compared to 64% for the nine months ended September 30, 2020 and grew 113% period over period primarily as a result of a strong momentum in demand for the Explore Service offering that was launched in June 2020.

The Company generated an adjusted gross profit percentage of 62% on Service revenues for the nine months ended September 30, 2021 compared to 70% for the nine months ended September 30, 2020. The decrease in adjusted gross profit percentage is primarily related to reduced operational efficiency associated with the new product offerings and an increase in personnel costs as the Company has increased its lab capacity.

Adjusted gross profit percentage is a measure not calculated in accordance with IFRS. For more information regarding the Company’s use of these measures and reconciliations to the most directly comparable financial measures calculated in accordance with IFRS, see the section titled “Non-IFRS Reconciliations.”

Non-IFRS Reconciliations

The Company presents these non-IFRS financial measures because they are used by the Company’s management to evaluate the Company’s operating performance and formulate business plans. The Company also believes that the use of these non-IFRS measures facilitates investors’ assessment of its operating performance. The Company cautions readers that amounts presented in accordance with its definitions of Adjusted EBITDA, Adjusted Gross Profit and Adjusted Gross Profit Percentage may not be the same as similar measures used by other companies. Not all companies and Wall Street analysts calculate the non-IFRS measures the Company uses in the same manner. The Company compensates for these limitations by reconciling each of these non-IFRS measures to the nearest IFRS performance measure, which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Adjusted EBITDA

The Company uses the non-IFRS measure of Adjusted EBITDA, which the Company defines as profit for the period before accounting for finance income, finance costs, tax, management adjustments, depreciation, and amortization of acquisition intangibles. Management adjustments generally consist of certain cash and non-cash items that the Company believes are not reflective of the normal course of business. The Company identifies and determines items to be unique based on their nature and incidence or by their significance. As a result, the composition of these items may vary from year to year.

The Company presents Adjusted EBITDA because the Company believes this measure can provide useful information to investors and analysts regarding the operational results of the business, as EBITDA is a fairly common metric with which market participants are familiar.

A reconciliation of Adjusted EBITDA to operating loss, the most directly comparable IFRS measure, is set forth below:

	Three months ended September 30,		Nine months ended September 30,
Amounts in thousands of U.S. Dollars	2021	2020	2021	2020
Operating loss	(11,646)	(757)	(36,861)	(10,327)
Add:
Amortization	2,650	2,570	8,098	7,230
Depreciation	1,106	732	3,078	1,826
EBITDA	(7,890)	2,545	(25,685)	(1,271)
Management Adjustments	39	399	7,861	1,482
Adjusted EBITDA	(7,851)	2,944	(17,824)	211

Management adjustments for the three months ended September 30, 2020 amounted to $0.4 million in total of costs associated with the Olink Acquisition. The costs associated with the Olink Acquisition are attributable specifically to third-party administrative expenses, which include legal, banking, and accounting fees related to organizational optimization after the acquisition.

Management adjustments for the nine months ended September 30, 2021 amounted to $7.9 million of costs associated with the initial and secondary public offerings. Management adjustments for the nine months ended September 30, 2020 amounted to $1.5 million in total, of which $1.2 million were costs associated with the Olink Acquisition, and $0.3 million were the recognition of purchase accounting adjustments related to inventory step up. The costs associated with the Olink Acquisition are attributable specifically to third-party administrative expenses, which include legal, banking, and accounting fees related to organizational optimization after the acquisition.

Adjusted Gross Profit, including Adjusted Gross Profit Percentage

The Company uses the non-IFRS measure of Adjusted Gross Profit, including Adjusted Gross Profit Percentage. The Company defines Adjusted Gross Profit as revenue less cost of goods sold, which is then adjusted to remove the impact of depreciation and material transactions or events that the Company believes are not indicative of its core operating performance, such as the inventory fair value step up associated with the purchase accounting process that is recorded within cost of goods sold, which may or may not be recurring in nature.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The Company believes that Adjusted Gross Profit, including Adjusted Gross Profit Percentage, provides important information to management and to investors regarding the Company’s core profit margin on sales. These are primary profit or loss measures the Company uses to make resource allocation decisions and evaluate segment performance. Adjusted gross profit assists management in comparing the segment performance on a consistent basis for purposes of business decision-making by removing the impact of certain items the Company believes do not directly reflect its core operations and, therefore, are not included in measuring segment performance.

Reconciliations of Adjusted Gross Profit to gross profit, the most directly comparable IFRS measure, are set forth below:

	Three months ended September 30,		Nine months ended September 30,
Amounts in thousands of U.S. Dollars, unless otherwise stated	2021	2020	2021	2020
Revenue	19,974	10,997	51,290	26,879
Cost of goods sold	(7,565)	(3,179)	(18,384)	(9,019)
Gross Profit	12,409	7,818	32,906	17,860
Gross Profit %	62.1%	71.1%	64.2%	66.4%
Less:
Inventory fair value step up	-	7	-	260
Depreciation charges	691	324	1,892	715
Adjusted Gross Profit	13,100	8,149	34,798	18,835
Adjusted Gross Profit %	65.6%	74.1%	67.8%	70.1%

Adjusted gross profit percentage for the three months ended September 30, 2021 was 65.6% compared to an adjusted gross profit percentage of 74.1% for the three months ended September 30, 2020. Adjusted gross profit for the three months ended September 30, 2021 and 2020 was adjusted by $0.7 million and $0.3 million, respectively, related to depreciation charges.

Adjusted gross profit percentage for the nine months ended September 30, 2021 was 67.8% compared to an adjusted gross profit percentage of 70.1% for the nine months ended September 30, 2020. Adjusted gross profit for the nine months ended September 30, 2021 and 2020 was adjusted by $0 and $0.3 million, respectively, related to inventory step up and $1.9 million and $0.7 million, respectively, related to depreciation charges.